EXHIBIT 99.1

Norsk Hydro: Election of StatoilHydro board

OSLO, Norway, Aug. 23, 2007 (PRIME NEWSWIRE) -- The corporate assembly of Statoil ASA has today, 23 August, elected the board of directors for StatoilHydro. The board will become operative on 1 October when the merger between Statoil and Norsk Hydro ASA's oil and gas business takes effect.

Eivind Reiten was elected chairman of the board with eight votes in favor and four against. Marit Arnstad was elected deputy chair.

Elisabeth Grieg, Grace Reksten Skaugen, Kjell Bjoerndalen, Roy Franklin and Kurt Anker Nielsen were elected members of the board.

In line with the merger agreement between Statoil and Hydro, the term of office for the shareholder-elected directors will run until 2010.

The employee-elected representatives on Statoil's present board, Lill-Heidi Bakkerud, Claus Clausen and Morten Svaan, will also be employee directors in StatoilHydro. In addition, two representatives for the employees in Hydro, Ragnar Fritsvold and Geir Nilsen, will attend StatoilHydro board meetings.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Inger Sethov
          +47 22532036
          Cellular: +47 95022359
          Inger.Sethov@hydro.com